

Rentokil **Initial**

FILE NO: 82-3806 03 SEP -8 AM 7:21

1 September 2003

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



03029911

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Press release in respect of the interim results for the half year to 30 June 2003.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached: 6.1 Pricing supplement

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

9/9



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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Doc re. Pricing supplement
Released	15:30 8 Aug 2003
Number	5025O

Pricing Supplement

Issuer:	Rentokil Initial plc
Series Number	7
Description:	Eur 13,000,000
Currency/ Principal Amount:	Euro
Issue Price:	100 per cent
Specified Denomination	Eur 13,000,000
Issue Date:	1 August 2003
Maturity Date:	1 November 2004
ISIN:	XS0173339093

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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Rentokil Initial

NEWS RELEASE

03 SEP -8 AM 7:21

28th August 2003

INTERIM RESULTS FOR THE HALF YEAR TO 30TH JUNE 2003

RENTOKIL INITIAL CONTINUES TO DELIVER

STRONG ORGANIC GROWTH AND CASH FLOW

- Turnover — from continuing operations increased 6.5% to £1,222.2m.
- Profits before tax — increased 7.4% to £200.5m.
- Earnings per share — up 12.3% to 7.85p.
- Strong operating cash flow at £118.1m.
- Interim dividend — up 10.8% to 1.75p.
- Excellent performances in Security and Parcels Delivery.
- Greater focus on European Hygiene and Security in the future.
- Board expects strong growth in earnings per share for 2003 in line with market expectations.

Turnover from continuing operations increased by 6.5% to £1,222.2m, and by 5.0% at constant average exchange rates to June 2003. Total turnover increased by 6.1% to £1,223.9m and by 4.5% at constant average exchange rates to June 2003.

Profits before tax increased by 7.4% to £200.5m, and by 4.2% at constant average exchange rates to June 2003.

Earnings per share increased by 12.3% to 7.85p, benefiting from the good increase in profits, the strong cash flow and the share buy-back programme.

Segmental Commentary (at constant average exchange rates to June 2003)

Hygiene

Total Hygiene turnover grew by 2.5% to £483.5m with operating profits up by 2.0% to £143.8m.

Hygiene Services was up by 2.4% in turnover at £373.4m and 1.2% in operating profits at £102.3m. Continental Europe was up 4.7% in turnover at £237.7m, with strong performances in France, The Netherlands, Portugal, Norway and Denmark, and a good performance in Austria. UK turnover was down by 2.8% at £91.8m. Now half way through our two-year restructuring programme, the new UK management structure and combined sales force are now in place, the £5m investment in systems development is progressing well, and our new washroom product range will be launched, as planned, in September 2003. North America turnover was down 6.7% at £3.1m whilst Asia Pacific and Africa increased turnover by 2.2% to £40.8m with excellent performances in Hong Kong and Indonesia and good performances in Malaysia and South Korea.

Pest Control turnover was up by 2.8% at £110.1m and operating profits up by 4.0% at £41.5m. UK turnover was up 2.8% at £34.3m and Continental Europe up by 3.9% at £51.8m with excellent performances in Austria and Spain and strong performances in France, Ireland, Portugal and The Netherlands. North America turnover was up by 1.7% at £7.8m although Asia Pacific and Africa turnover reduced by 0.2% to £16.2m.

Security

Security turnover was up 6.8% at £284.1m with operating profits up by 11.4% to £27.4m, the margins improving in both electronic and guarding. Excluding the results of the now disposed of Belgium cash in transit operation, Continental Europe turnover was up 5.2% at £65.0m, with an excellent performance in France. North America turnover was up by 13.3% at £85.7m with strong growth in guarding contracts. UK turnover was up by 3.8% at £133.4m.

Facilities Management

Total Facilities Management turnover grew by 3.4% to £351.3m although operating profits reduced by 3.6% to £40.4m.

Facilities Management Services turnover grew by 3.3% to £255.2m, with operating profits, as expected, growing slower, by 1.0%, to £19.6m. Good growth in turnover in the UK was offset by the impact of the termination of some large cleaning contracts in the USA and Spain.

Tropical Plants turnover fell by 2.5% to £54.2m and operating profits by 10.2% to £7.9m. North America turnover was down by 5.2% at £28.5m and Continental Europe turnover was up by 2.9% at £14.7m. UK turnover was flat at £6.3m. Asia Pacific and Africa turnover was down by 5.0% at £4.7m.

Conferencing turnover grew by 13.2% to £41.9m, largely as a result of additional capacity, with operating profits down by 5.8% to £12.9m reflecting the continuing lower levels of non-contracted occupancy and customers' discretionary spend and the expected start-up losses at the new centres.

Parcels Delivery

- Parcels Delivery turnover was up by 18.9% at £103.3m with operating profits at £13.7m up by 10.5%. UK turnover grew by 15.5% to £99.1m with a 9.1% increase in operating profits, the margin adversely impacted by the higher proportion of non-premium next day consignments.

Geographic Commentary (at constant average exchange rates to June 2003)

UK turnover grew by 6.2% to £601.8m and operating profits by 0.5% to £109.5m. Total Hygiene turnover was down by 1.3% at £126.1m, Security up by 3.8% to £133.4m, total Facilities Management up by 8.5% to £243.2m, and Parcels Delivery up by 15.5% to £99.1m.

Continental Europe turnover was up by 4.0% to £393.0m with operating profits up 6.2% to £83.9m. Total Hygiene turnover was up by 4.5% to £289.5m, Security up by 5.2% to £65.0m, and total Facilities Management down by 1.5% to £38.5m.

North America turnover was up by 2.7% to £158.7m whilst operating profits reduced by 5.7% to £8.2m. Total Hygiene turnover was down by 0.9% to £10.9m, Security up by 13.3% to £85.7m, and total Facilities Management down by 8.4% to £62.1m.

Asia Pacific and Africa turnover at £68.7m was up by 4.7% and operating profits by 2.2% to £23.7m. Total Hygiene turnover was up by 1.5% to £57.0m, total Facilities Management down by 11.3% to £7.5m, and there was an inflation-led performance in Parcels Delivery.

Operating Profits (EBIT) for the company increased by 5.7% to £225.1m, and by 2.5% at constant average exchange rates to June 2003.

Operating Cash Flow (before management of liquid resources, financing, dividends, acquisitions, disposals and adjusted for capital expenditure financed by leases) has been strong at £118.1m, up 10.4% on a comparable basis with 2002.

Acquisitions Four bolt-on acquisitions have been made in Hygiene and Security, and in addition we entered the North American electronic security market with one acquisition, at a total cost of £20 million, these five businesses having aggregate annualised turnover of approximately £27 million.

Share Buy-Back The company has purchased 32.4 million shares this year at a cost of £60m.

Borrowings Net borrowings at the half-year were £1,303m.

Tax The effective tax charge for the half year was 27.3%, compared with 27.4% in the first half of 2002.

Ashtead As part of Ashtead Group PLC's short term re-financing, interest payments on the £134m convertible loan note have been deferred, although interest receivable continues to accrue. We continue to monitor closely developments at Ashtead and there are, currently, no intentions to reduce the carrying value of the loan note.

Pensions Following the finalisation of the triennial revaluation of the company's UK defined benefit scheme as at 31st March 2002, the company will recommence cash contributions to the scheme, which are anticipated to be £8m in 2004. The profit and loss account charge, in line with SSAP 24, incorporating this revaluation, is anticipated to increase by 55% to £5m in 2003 and to £7m in 2004.

Dividend The Board has announced a 10.8% increase in the interim dividend to 1.75p.

The Future

James Wilde, Chief Executive, said:-

> "*My vision is for Rentokil Initial to be the international business services company paramount in providing hygiene, safety and security solutions in all our geographic markets, with the strengths and experience of a multi-national company, whilst retaining the agility and characteristics of a local company.*
>
> *As a result, every company, in any business, anywhere in the Rentokil Initial world, should benefit from at least one of our services.*
>
> *With our new sectoral structure, there will be a heightened emphasis on finding and making more strategic and bolt-on acquisitions in Hygiene and Security. To accelerate organic growth, we will increase sales staff with a view to expanding coverage and density of our services, together with service quality programmes to optimise customer retention.*
>
> *We will concentrate on accelerating the growth in our Hygiene and Security businesses, which today represent some 63% of our turnover. Although continuing our development as a global company, including North America and Asia Pacific, the main thrust for our growth over the next five years will be focussed on Europe.*
>
> *Rentokil Initial is substantially a European company with 81% of its turnover generated in Europe (49% UK and 32% continental Europe). The population in continental Europe is six times greater than that of the UK, giving us a significant opportunity to increase our sales and profits.*
>
> *With the expansion of the European Union, a further ten countries with a total population of some 75 million are expected to become members in 2004. The population of the European Union should enjoy rising living standards which will provide us with considerable opportunities for growth which can be further enhanced by increasing the coverage and density of our services from both organic growth and acquisitions.*
>
> *In time, we see the development of a pan-European business for our services, assisted by the progressive lowering of barriers to trade within the European Union and the benefits of our new structure. This will allow us to provide services in many cases on a cross-border basis, taking advantage of improved route efficiencies and containment of overhead costs.*
>
> *I believe this path could provide the opportunity for us to achieve, for the foreseeable future, strong growth in earnings per share and, on this basis, the Board is confident of increasing the full year dividend by at least 10% per*

Prospects for 2003

James Wilde, Chief Executive, said:-

> *"We expect that good underlying organic growth in turnover and pre-tax profits and the generation of strong operating cash flow, which will be used to finance bolt-on acquisitions and share buy-backs, will continue throughout the year.*
>
> *The Board expects strong growth in earnings per share in line with market expectations."*

For further information:-

J C F Wilde, Chief Executive
R C Payne, Finance Director
C D Grimaldi, Corporate Affairs Director
} 01342 833022

www.rentokil-initial.com

Conference Call

There will be a conference call for investors at 3.00pm (UK time) today, hosted by James Wilde, Chief Executive, and Roger Payne, Finance Director.

Dial-in number: +44 (0) 20 7162 0185

Participants to quote "Rentokil" to access the call.

SEGMENTAL ANALYSIS

		6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
	At June 2003 average exchange rates			
Business Analysis	**Turnover**			
	Continuing operations:			
	Hygiene Services	**373.4**	364.8	737.3
	Pest Control	**110.1**	107.1	219.4
	Hygiene	**483.5**	471.9	956.7
	Security	**284.1**	266.0	544.7
	Facilities Management Services	**255.2**	247.0	488.9
	Tropical Plants	**54.2**	55.6	118.3
	Conferencing	**41.9**	37.0	77.6
	Facilities Management	**351.3**	339.6	684.8
	Parcels Delivery	**103.3**	86.9	185.9
	Total continuing operations at June 2003 average rates	**1,222.2**	1,164.4	2,372.1
	Exchange	**-**	(17.0)	(44.4)
	Continuing operations	**1,222.2**	1,147.4	2,327.7
	Discontinued operations	**1.7**	6.3	11.8
	Total as reported	**1,223.9**	1,153.7	2,339.5
	Operating Profits			
	Continuing operations:			
	Hygiene Services	**102.3**	101.1	208.3
	Pest Control	**41.5**	39.9	82.2
	Hygiene	**143.8**	141.0	290.5
	Security	**27.4**	24.6	53.1
	Facilities Management Services	**19.6**	19.4	36.5
	Tropical Plants	**7.9**	8.8	20.7
	Conferences	**12.9**	13.7	26.8
	Facilities Management	**40.4**	41.9	84.0
	Parcels Delivery	**13.7**	12.4	28.3
	Total continuing operations at June 2003 average rates	**225.3**	219.9	455.9
	Exchange	**-**	(6.7)	(13.9)
	Continuing operations	**225.3**	213.2	442.0
	Discontinued operations	**(0.3)**	(0.4)	(0.3)
	Total as reported	**225.0**	212.8	441.7
	Share of profit of other associate	**0.1**	0.2	0.3
	Total as reported	**225.1**	213.0	442.0

SEGMENTAL ANALYSIS

		6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
	At June 2003 average exchange rates			
Geographic Analysis	**Turnover**			
	Continuing operations:			
	United Kingdom	**601.8**	566.4	1,153.4
	Continental Europe	**393.0**	377.9	771.7
	North America	**158.7**	154.5	315.1
	Asia Pacific and Africa	**68.7**	65.6	131.9
	Total continuing operations at June 2003 average rates	**1,222.2**	1,164.4	2,372.1
	Exchange	**-**	(17.0)	(44.4)
	Continuing operations	**1,222.2**	1,147.4	2,327.7
	Discontinued operations	**1.7**	6.3	11.8
	Total as reported	**1,223.9**	1,153.7	2,339.5
	Operating Profits			
	Continuing operations:			
	United Kingdom	**109.5**	109.0	225.2
	Continental Europe	**83.9**	79.0	165.1
	North America	**8.2**	8.7	19.3
	Asia Pacific and Africa	**23.7**	23.2	46.3
	Total continuing operations at June 2003 average rates	**225.3**	219.9	455.9
	Exchange	**-**	(6.7)	(13.9)
	Continuing operations	**225.3**	213.2	442.0
	Discontinued operations	**(0.3)**	(0.4)	(0.3)
	Total as reported	**225.0**	212.8	441.7
	Share of profit of other associate	**0.1**	0.2	0.3
	Total as reported	**225.1**	213.0	442.0

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
Turnover (including share of associate and franchisees)			
Continuing operations	**1,217.9**	1,147.4	2,327.7
Acquisitions	**4.3**	-	-
Continuing operations	**1,222.2**	1,147.4	2,327.7
Discontinued operations	**1.7**	6.3	11.8
Turnover (including share of associate and franchisees)	**1,223.9**	1,153.7	2,339.5
Less:			
Share of turnover of associate (all continuing)	**(9.2)**	(9.2)	(18.4)
Turnover of franchisees (all continuing)	**(44.8)**	(41.8)	(87.9)
Group turnover	**1,169.9**	1,102.7	2,233.2
Operating expenses	**(946.6)**	(891.6)	(1,794.8)
Operating profit			
Continuing operations	**223.3**	211.5	438.7
Acquisitions	**0.3**	-	-
Continuing operations	**223.6**	211.5	438.7
Discontinued operations	**(0.3)**	(0.4)	(0.3)
Group operating profit	**223.3**	211.1	438.4
Share of profit of associates			
Continuing	**1.7**	1.7	3.3
Other	**0.1**	0.2	0.3
Profit on ordinary activities before interest	**225.1**	213.0	442.0
Interest payable (net)	**(24.6)**	(26.4)	(51.7)
Profit on ordinary activities before taxation	**200.5**	186.6	390.3
Tax on profit on ordinary activities	**(54.7)**	(51.1)	(104.6)
Profit on ordinary activities after taxation	**145.8**	135.5	285.7
Equity minority interests	**(0.9)**	(0.8)	(1.1)
Profit for the financial period attributable to shareholders	**144.9**	134.7	284.6
Equity dividends	**(31.3)**	(28.4)	(101.6)
Profit retained for the financial period	**113.6**	106.3	183.0
Basic earnings per 1p share	**7.85p**	6.99p	15.00p
Diluted earnings per 1p share	**7.84p**	6.95p	14.94p
Dividends per 1p share	**1.75p**	1.58p	5.53p
Weighted average number of shares (million)	**1,846**	1,926	1,897
Number of shares in issue at period end (million)	**1,830**	1,882	1,861

CONSOLIDATED BALANCE SHEET

		At 30th June 2003 £m (unaudited)	At 30th June 2002 £m (unaudited)	At 31st December 2002 £m (audited)
Fixed assets	Intangible assets	**197.3**	172.8	177.0
	Tangible assets	**643.6**	600.3	624.3
	Investments	**161.4**	159.7	157.8
		1,002.3	932.8	959.1
Current assets	Stocks	**49.1**	47.0	45.4
	Debtors	**514.0**	501.4	493.1
	Short term deposits and cash	**127.5**	333.6	246.5
		690.6	882.0	785.0
Creditors – amounts falling due within one year	Creditors	**(688.7)**	(666.2)	(719.4)
	Bank and other borrowings	**(82.6)**	(96.1)	(65.0)
		(771.3)	(762.3)	(784.4)
	Net current (liabilities)/assets	**(80.7)**	119.7	0.6
	Total assets less current liabilities	**921.6**	1,052.5	959.7
Creditors – amounts falling due after more than one year	Creditors	**(10.3)**	(9.7)	(9.7)
	Bank and other borrowings	**(1,347.9)**	(1,545.1)	(1,441.9)
		(1,358.2)	(1,554.8)	(1,451.6)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(206.9)**	(227.6)	(209.7)
	Net liabilities	**(643.5)**	(729.9)	(701.6)
Equity capital and reserves	Called up share capital	**18.3**	18.8	18.6
	Share premium account	**47.9**	45.9	46.3
	Capital redemption reserve	**19.5**	19.0	19.2
	Other reserves	**8.6**	5.9	8.2
	Profit and loss account	**(744.7)**	(825.7)	(800.2)
	Equity shareholders' funds	**(650.4)**	(736.1)	(707.9)
	Equity minority interests	**6.9**	6.2	6.3
	Capital employed	**(643.5)**	(729.9)	(701.6)

CONSOLIDATED CASH FLOW STATEMENT

		6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
Operating activities	Operating profit	**223.3**	211.1	438.4
	Depreciation charge (net of recovery on disposals)	**78.6**	75.4	152.4
	Net movement in working capital	**(19.1)**	(27.0)	(14.9)
	Net cash inflow from operating activities	**282.8**	259.5	575.9
Associates' dividends	Dividends received from associates	**1.8**	-	2.0
Returns on investments and servicing of finance	Interest received	**24.7**	30.5	54.4
	Interest paid	**(55.5)**	(60.2)	(109.2)
	Interest element of finance lease payments	**(1.0)**	(1.1)	(2.1)
	Dividends paid to minority interests	**(0.3)**	(0.3)	(0.6)
	Net cash outflow from returns on investments and servicing of finance	**(32.1)**	(31.1)	(57.5)
Taxation	Tax paid	**(50.2)**	(42.0)	(104.7)
Capital expenditure and financial investment	Purchase of tangible fixed assets	**(89.8)**	(83.4)	(183.5)
	Less: financed by leases	**5.2**	4.0	11.4
		(84.6)	(79.4)	(172.1)
	Sale of tangible fixed assets	**5.6**	4.0	10.9
	Net cash outflow from capital expenditure and financial investment	**(79.0)**	(75.4)	(161.2)
Acquisitions and disposals	Purchase of companies and businesses	**(17.7)**	(30.7)	(34.5)
	Disposal of companies and businesses	**2.1**	-	-
	Net cash outflow from acquisitions and disposals	**(15.6)**	(30.7)	(34.5)
Equity dividends paid	Dividends paid to equity shareholders	**(72.6)**	(68.1)	(97.7)
	Net cash inflow before use of liquid resources and financing	**35.1**	12.2	122.3
Management of liquid resources	Movement in short term deposits with banks	**118.6**	(6.6)	83.5
Financing	Issue of ordinary share capital	**1.6**	4.8	5.2
	Own shares purchased	**(53.3)**	(177.8)	(234.6)
	Net loan movement	**(56.0)**	400.2	297.6
	Capital element of finance lease payments	**(6.1)**	(6.5)	(13.2)
	Net cash outflow from financing	**(113.8)**	220.7	55.0
Net cash	**Increase in net cash in the period**	**39.9**	226.3	260.8

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
Profit for the financial period	**144.9**	134.7	284.6
Currency translation adjustments	**2.9**	(7.2)	(11.9)
Total gains recognised in the financial period	**147.8**	127.5	272.7

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
Profit for the financial period	**144.9**	134.7	284.6
Equity dividends	**(31.3)**	(28.4)	(101.6)
Profit retained for the financial period	**113.6**	106.3	183.0
New share capital issued	**1.6**	4.8	5.2
Own shares purchased	**(59.6)**	(193.3)	(237.5)
Goodwill written back on disposals	**(1.0)**	-	-
Currency translation adjustments	**2.9**	(7.2)	(11.9)
Net change in equity shareholders' funds	**57.5**	(89.4)	(61.2)
Opening equity shareholders' funds	**(707.9)**	(646.7)	(646.7)
Closing equity shareholders' funds	**(650.4)**	(736.1)	(707.9)

CONSOLIDATED CASH FLOW STATEMENT

		6 months to 30th June 2003 £m (unaudited)	6 months to 30th June 2002 £m (unaudited)	Year to 31st December 2002 £m (audited)
Reconciliation of movement in net debt	Opening net debt	**(1,260.4)**	(1,127.0)	(1,127.0)
	Increase in net cash in the period	**39.9**	226.3	260.8
	Movement in deposits and loans	**(62.6)**	(393.6)	(381.1)
	Finance lease movements	**0.9**	2.5	1.8
	Acquisitions	**(2.5)**	-	-
	Disposals	**0.8**	-	-
	Currency translation adjustments	**(19.1)**	(15.8)	(14.9)
	Closing net debt	**(1,303.0)**	(1,307.6)	(1,260.4)

NOTES

1. The profit and loss accounts and cash flow statements for the half years to 30th June 2002 and 2003 and for the year to 31st December 2002 have been translated at average rates of exchange for the relevant periods. Balance sheets have been translated at period end rates of exchange. The Segmental and Geographic commentaries are at constant average exchange rates to June 2003.

2. Between 1st January 2003 and 30th June 2003, the company had purchased 32.4m of its own shares in the market (representing 1.7% of the company's issued share capital at 1st January 2003) under the authority given by shareholders at the annual general meetings held on 30th May 2002 and 29th May 2003. These shares have been (or were being) cancelled and their nominal value transferred to the capital redemption reserve on the balance sheet. They have been excluded in calculating the weighted average number of shares in issue after the date of their purchase by the company. The shareholders, at the annual general meeting on 29th May 2003, authorised further buy-backs of up to 277m shares representing 15% of the company's issued share capital at that date.

3. The financial information has been prepared on the basis of the accounting policies set out in the Annual Report 2002. Full year 2002 figures are taken from the accounts filed with the Registrar of Companies. The results for the six months to 30th June 2003 and 30th June 2002 have not been audited but have been reviewed by PricewaterhouseCoopers LLP, the company's auditors.

4. Tax comprises UK Corporation Tax (less double taxation relief) £20.3m (2002: £18.2m) and overseas tax £34.4m (2002: £32.9m).

5. Interim dividend to be paid on 31st October 2003 to shareholders on the register on 3rd October 2003.

6. The financial information in this statement does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

7. Copies of the interim report will be dispatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

INDEPENDENT REVIEW REPORT TO RENTOKIL INITIAL PLC

Introduction

We have been instructed by the company to review the financial information which comprises a summarised profit and loss account, a statement of total gains and losses, summarised balance sheet information as at 30 June 2003, a summarised cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
WC2N 6RH
28th August 2003

DATE	27 August 2003	
CONTACTS	Australia Shaun Duffy	United States Dave Murray – Neale–May & Partners
PHONE	+61 8 9273 1879	+1 650 328 5555 / 5114
EMAIL	sduffy@erggroup.com	dmurray@nealemay.com

ERG GROUP

MEDIA RELEASE

ERG Receives Sign-off on Phase 1 for San Francisco TransLink® Smart Card Project

Competitor Court Action Dismissed and Equipment Order Received to Launch Full System Implementation

San Francisco, CA (27 August 2003) – ERG Transit Systems Inc (ERG), a member of the ERG Group—a global leader in smart card based fare collection and management systems—today applauded a decision by the California Superior Court to dismiss a lawsuit by Cubic Transportation Services that sought to block continuation of the San Francisco Bay Area's TransLink® project. In addition, ERG announced that the Bay Area's Metropolitan Transportation Commission (MTC) has granted final acceptance of Phase 1 of the TransLink® project and moved forward with an order for over 4,000 pieces of equipment needed to launch full system implementation.

TransLink® is the largest regional smart card based transit fare collection system in the United States. It will provide a single payment system encompassing all major transit systems operating in the San Francisco Bay Area, including buses, ferries, and light, medium and heavy rail systems. When fully operational, TransLink® is expected to handle more than 25 million smart card transactions every month. Passengers will be able to use a single smart card to pay their fare for any transit system in the Bay Area. ERG will process all transactions and settle payments among operators daily.

California Superior Court Judge Kevin McCarthy in San Francisco dismissed the lawsuit by Cubic against the MTC, finding that Cubic was not an "interested party" in the TransLink® project. ERG joined efforts by the project's prime contractor, Motorola, and MTC, in defending the lawsuit.

"We're thrilled the court has rejected an action by our competitor to attempt to delay a project that clearly benefits commuters in the Bay Area," said Mike Nash, General Manager of ERG's American operations. "We are also pleased the MTC is taking the next significant step in realizing an integrated regional transit and fare collection system. This is another strong indication that integrated transit is the choice of consumers. The ability to use one fare payment media everywhere is as appealing to transit riders as it is to credit cardholders."

Phase 1 of the TransLink® pilot project, which was granted final acceptance by the MTC this month, was an outstanding success among transit patrons and system operators. This initial phase involved select bus, ferry and light, medium and heavy rail routes within the Bay Area's six largest transit operators. It included the implementation of a central clearing

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ERG gets Sign-off on Phase 1 for San Francisco TransLink® Smart Card Project

house based in Concord, California, to process transactions and settle payments, and the creation of a customer service center. It also involved installation of more than 1,500 pieces of equipment, including fare payment processors, add-value machines, portable hand-held readers, ticket office terminals and point-of-sale devices for retail outlets.

"The pilot phase of the TransLink® project has provided strong proof of the concept. Participants have been enthusiastic and highly supportive of a Bay Area-wide implementation," said Randy Rentschler Manager of Legislation and Public Affairs at the MTC. "The TransLink® project will deliver significant efficiencies for system operators and tremendous convenience for riders."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and technologically advanced smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 800 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has delivered systems that support more than 20 million smart cards. ERG is an Australian-based company, listed on the Australian Stock Exchange.